Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 24, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1153
                     MLP & Energy Funds Portfolio, Series 5
                       File Nos. 333-193519 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1153, filed on January 23, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 5 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The "Principal Investment Strategy" section states that the Closed-End Funds may invest in high-yield or "junk" bonds and foreign securities, including securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Please add the appropriate risk disclosures for these securities in the "Principal Risks" section.

     Response: Even though the Closed-End Funds may invest in such securities, we include risks based upon the final portfolio. If the Closed-End Funds selected for the Trust invest significantly all of their assets in such securities, the appropriate risk disclosures will be added.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren